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                                       FORM 6-K

                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549

                           REPORT OF FOREIGN PRIVATE ISSUER

                         Pursuant to Rule 13a-16 or 15d-16 of
                          the Securities Exchange Act of 1934

                                    October 7, 2002

                                     BUHRMANN NV
                                     -----------
                     (Translation of Registrant's Name Into English)

                                   Hoogoorddreef 62
                                 1101 BE Amsterdam ZO
                                   The Netherlands
                                 --------------------
                        (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                            Form 20-F   X   Form 40-F
                                      ----           ----

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                 Yes       No   X
                                      ----     ----

    (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________)

    Enclosure:  News Release dated October 7, 2002



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                                      SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                                            BUHRMANN NV

                                            By: /s/ F.H.J. Koffrie
                                                -----------------------------
                                                Member Executive Board

                                            By: /s/ J.P.E. Barbas
                                                -----------------------------
                                                Company Secretary

     Date:  October 7, 2002

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[BUHRMANN LOGO]

                                                                     BUHRMANN NV
                                                                Hoogoorddreef 62
                                                           1101 BE  Amsterdam ZO
                                                                  P.O. Box 23456
                                                           1100 DZ  Amsterdam ZO
                                                                 The Netherlands

PRESS RELEASE                                                          Telephone
                                                             +31 (0)20 651 11 11
......................................                                    Telefax
Date           7 October 2002                                +31 (0)20 651 10 00
......................................                                     E-mail
Number         009                                         corpcomm@buhrmann.com
......................................                                    Website
                                                                www.buhrmann.com


BUHRMANN EXPECTS LOWER LEVEL OF BUSINESS ACTIVITY IN THE FOURTH QUARTER OF THIS YEAR

Following lower than expected sales in the third quarter and anticipating a further softening of economic circumstances in our major markets in the fourth quarter, Buhrmann withdraws its earlier earnings forecast. This forecast was given under the precondition that there would be no further deterioration of economic circumstances. Given the great uncertainty about the severity and duration of the continued economic decline, Buhrmann refrains from issuing a new earnings forecast for this year.

A lower level of business activity is anticipated in the fourth quarter on the basis of the combined effect of the following factors:

o As indicated with the publication of the second quarter results, third quarter results were expected to be below last year's level. Following stable sales volumes over much of the third quarter, a slight decline in sales volumes was seen over the last weeks of the third quarter. In office products activities this is attributable to both the continued reduction of white-collar workers and to reduced spending on office products per employee particularly among large corporations. The Paper Merchanting Division and the Graphic Systems Division also experienced slightly lower than anticipated sales over the latter half of the quarter.

o Further pressure on margins in the US large account segment, representing approximately 80% of Buhrmann's customer base in office supplies in this region, was felt during the third quarter. This margin pressure is expected to continue in the fourth quarter and will have a negative effect on the company's operating result. Margins in Europe remained stable.

Based on actual results for July and August and estimated results for September, total third quarter EBITDA is estimated to be at least EUR 92 million (Q3 2001:
EUR 113 million).

Despite the worsening economic circumstances, Buhrmann remains well positioned to weather the economic recession:

o Implemented restructurings and cost reduction efforts as well as continued stringent working capital management will contribute to a positive available cash flow in the second half of this year.

o Our businesses continue to maintain prominent market positions and we are confident that we will be able to retain or increase our market shares in those markets in which we are active.

o Buhrmann will continue to realign its organisation to the lower levels of profitability. Additional new restructuring projects will be identified in the coming months.

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The company is confident that, based on the expected third quarter performance and the anticipated lower levels of business activity in the fourth quarter of this year, it will remain within the requirements of its existing bank covenants.

Results for the third quarter will be published on 7 November 2002, as scheduled. At that time Buhrmann will be in a better position to provide details concerning the operational environment and its likely impact on our business in the fourth quarter.

NOTE TO EDITORS
For more information, please contact:
BUHRMANN CORPORATE COMMUNICATIONS
Ewold de Bruijne, +31 (0)20 651 10 34, ewold.de.bruijne@buhrmann.com

Analysts can contact:
BUHRMANN INVESTOR RELATIONS
Annegien Blokpoel, +31 (0)20 651 10 87
Carl Hoyer, +31 (0)20 651 10 42, carl.hoyer@buhrmann.com


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PROFILE OF BUHRMANN

As an international business services and distribution group, Buhrmann is the world's major supplier of office products, paper and graphic systems for the business market. By combining modern Internet technology with intelligent logistic processes Buhrmann is able to distribute these products in a highly efficient way. Internet sales account for a rapidly growing proportion of total sales.
With its Office Products Divisions operating under the name of Corporate Express, Buhrmann is market leader in the business market for office products in North America and Australia. In Europe Corporate Express ranks second. Buhrmann is European market leader in paper merchanting and in the distribution of graphic systems. The group has its head office in Amsterdam and generates annual sales of about EUR 10 billion with over 25,000 employees in 30 countries.

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DISCLAIMER
STATEMENTS INCLUDED IN THIS PRESS RELEASE WHICH ARE NOT HISTORICAL FACTS ARE FORWARD-LOOKING STATEMENTS MADE PURSUANT TO THE SAFE HARBOUR PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND THE SECURITIES EXCHANGE ACT OF 1934. SUCH FORWARD-LOOKING STATEMENTS ARE MADE BASED UPON MANAGEMENT'S EXPECTATIONS AND BELIEFS CONCERNING FUTURE EVENTS IMPACTING BUHRMANN AND THEREFORE INVOLVE A NUMBER OF UNCERTAINTIES AND RISKS, INCLUDING, BUT NOT LIMITED TO INDUSTRY CONDITIONS, CHANGES IN PRODUCT SUPPLY, PRICING AND CUSTOMER DEMAND, COMPETITION, RISKS IN INTEGRATING NEW BUSINESSES, INCLUDING THE OFFICE PRODUCTS ACTIVITIES OF US OFFICE PRODUCTS COMPANY AND SAMAS, CURRENCY FLUCTUATIONS AND THE OTHER RISKS DESCRIBED FROM TIME TO TIME IN THE COMPANY'S FILINGS WITH THE US SECURITIES AND EXCHANGE COMMISSION, INCLUDING THE COMPANY'S ANNUAL REPORT ON FORM 20-F AND THE COMPANY'S REGISTRATION STATEMENT ON FORM F-4 FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 17, 2002 AND APRIL 3, 2000, RESPECTIVELY. AS A RESULT, THE ACTUAL RESULTS OF OPERATIONS OR FINANCIAL CONDITIONS OF THE COMPANY COULD DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED IN SUCH FORWARD-LOOKING STATEMENTS. SHAREHOLDERS AND OTHER READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY UNDERTAKES NO OBLIGATION TO UPDATE PUBLICLY OR REVISE ANY FORWARD-LOOKING STATEMENTS.


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